SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Portugal Telecom

Consolidated Report

First Quarter 2012

Consolidated report

First quarter 2012

01 Financial review	4

02 Business performance	16

Portuguese telecommunication businesses	16

International businesses	22

Consolidated financial statements	28

Glossary	53

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment		Revenues (Euro million)
Residential		177
Personal	> PT Comunicações 100%	169
Enterprise	> TMN 100%	226
Other		108

Telecommunications in Brazil

Customer segment		Revenues (R$million, 100%)
Residential		2,429
Personal	> Oi 25.6%	2,106
Enterprise		2,111
Other		155

Other telecommunications businesses

			Revenues (Euro million)
Unitel 25% (a)(b)	> Angola	> Mobile	355
CTM 28% (b)	> Macao	> Wireline, mobile	108
MTC 34% (a)	> Namibia	> Mobile	44
CVT 40% (a)	> Cape Verde	> Wireline, mobile	21
Timor Telecom 41%	> East Timor	> Wireline, mobile	13
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	3

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated by the equity method of accounting.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01
Financial review

Consolidated income statement

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1Q12, consolidated operating revenues increased by Euro 845 million (+97.0% y.o.y) to Euro 1,716 million, as compared to Euro 871 million in 1Q11. This increase is related to the proportional consolidation of Oi and Contax, as from 1 April 2011, and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax, which previously was fully consolidated. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 866 million, consolidated operating revenues would have decreased by 2.7% y.o.y to Euro 780 million in 1Q12, as a result of revenue decline in Portuguese telecommunication businesses (Euro 37 million) and notwithstanding revenue growth in international operations (Euro 12 million), namely MTC in Namibia (Euro 6 million), CVT in Cape Verde (Euro 4 million) and Timor Telecom (Euro 2 million).

In 1Q12, revenues from Portuguese telecommunication businesses decreased by 5.2% y.o.y (Euro 37 million), primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 25 million, -9.8% y.o.y), impacted by pricing and consumption pressure, namely on the public administration, and by the absence of new projects in larger corporates, and (2) the decline in the Personal customer segment (Euro 18 million), as a result of lower customer revenues (Euro 12 million) reflecting challenging economic conditions, pricing pressure and lower interconnection revenues (Euro 4 million) following the regulated tariff declines. The total direct impact of regulation in revenues amounted to Euro 7 million in 1Q12, including declining MTRs and roaming prices. Excluding the impact of regulation, revenues in Portuguese telecommunication businesses would have declined by 4.2% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment (+4.6% y.o.y), namely Pay-TV and broadband revenues, which are underpinned by the solid performance and continued market share gains of Meo’s double and triple-play offers. In 1Q12, non-voice revenues in Portugal represented 49.9% of service revenues, having grown 3.9pp y.o.y. The transformation of PT’s portfolio of products and services offered to its customers and the associated changes in the revenue mix is making its performance more resilient and predictable. Other revenues in the Portuguese telecommunications businesses, including wholesale, decreased by 1.7% y.o.y (Euro 2 million), as the growth associated to the international transit traffic allowed for improved trends in wholesale, which compensated the decline in public phones and in the directories business (Euro 3 million). PT has a financial investment of 25% in the directories business, which is managed by Truvo.

In the Residential customer segment, operating revenues increased by 4.6% y.o.y in 1Q12, from Euro 169 million to Euro 177 million, showing an acceleration when compared to 4Q11 (+3.9% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. As a result of this strategy, 86.6% of residential retail revenues are originated in flat fees (+1.7pp y.o.y) and 62.5% of revenues are non-voice (+5.4pp y.o.y). Residential retail accesses or retail revenue generating units (RGUs) increased by 9.6% y.o.y, reaching 3,647 thousand, with pay-TV and broadband accesses already accounting for 54% of total residential retail accesses as at 31 March 2012. Pay-TV residential customers increased by 63 thousand, reaching 1,035 thousand, up by 26.6% y.o.y, while broadband residential customers increased by 31 thousand to 942 thousand, up by 13.3% y.o.y. Residential revenue generating units per unique customers stood at 2.0, up 9.2% y.o.y.

In 1Q12, Personal operating revenues decreased by Euro 18 million (-9.8% y.o.y) to Euro 169 million, mainly due to lower customer revenues (Euro 12 million), interconnection revenues (Euro 4 million) and equipment sales (Euro 1 million). The 8.1% y.o.y decline in customer revenues reflected the effects of challenging economic conditions, which is making customers even more focused on reducing their spending, and also reflected lower revenues from mobile broadband as customers are moving to lower value plans. Lower interconnection revenues reflected primarily the glide path of MTRs. In 1Q12, data revenues from Personal operating segment accounted for 32.7% of service revenues (+0.7pp y.o.y), as a result of the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, on the back of the commercial success of “e nunca mais acaba” and increased penetration of smartphones, which is partially offsetting the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer segment decreased by 9.8% y.o.y in 1Q12 (Euro 25 million), from Euro 251 million to Euro 226 million, penalised by the economic environment and consequent cost cutting efforts from companies and public administration and fierce competition on the mobile business. PT’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

In 1Q12, Oi’s revenues stood at Euro 788 million, equivalent to R$ 1,827 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi.

Other revenues, including intra-group eliminations, increased by 60.5% y.o.y in 1Q12 to Euro 247 million. This performance was mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), including Dedic/GPTI, and (2) the increases of 29.7% y.o.y and 16.0% y.o.y at CVT and MTC, respectively. These effects were partially offset by the contribution from Dedic/GPTI in 1Q11, that was fully consolidated until 30 June 2011 and integrated in Contax as from 1 July 2011.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 59.4% in 1Q12, while Brazil accounted for 54.5% of consolidated operating revenues.

Consolidated Operating Costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortization costs and post retirement benefits increased by Euro 630 million (+122.7% y.o.y) to Euro 1,144 million, as compared to Euro 514 million in 1Q11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1Q11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 628 million, consolidated operating costs would have increased by only 0.5% y.o.y (Euro 2 million) to Euro 449 million in 1Q12, as the 3.6% y.o.y decline in Portuguese telecommunication businesses (Euro 14 million) was offset by higher contributions from Africatel businesses (Euro 9 million), namely CVT and MTC, and Portuguese support companies.

Wages and salaries increased by Euro 136 million (+87.1% y.o.y) in 1Q12 to Euro 293 million, as compared to Euro 157 million in 1Q11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1Q11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 136 million, wages and salaries would have increased by only 0.6% y.o.y (Euro 1 million) to Euro 105 million in 1Q12, as the 4.0% y.o.y decline in Portuguese telecommunication businesses, reflecting lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in 4Q10, was offset by higher contributions from international operations and from certain Portuguese support and holding companies. Wages and salaries accounted for 17.1% of consolidated operating revenues in 1Q12.

Direct costs increased by Euro 171 million (+136.9% y.o.y) to Euro 296 million and accounted for 17.2% of consolidated operating revenues. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 177 million. Adjusting for this effect, direct costs would have decreased by 4.8% y.o.y (Euro 6 million) in 1Q12 to Euro 119 million, primarily due to a lower contribution from the Portuguese telecommunication businesses, as a result of (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs, (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by Euro 52 million (+71.3% y.o.y) in 1Q12 to Euro 125 million and accounted for 7.3% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 39 million. Excluding this effect, commercial costs would have increased by 17.5% y.o.y (Euro 13 million) in 1Q12 to Euro 85 million, primarily due to higher contributions from (1) the Portuguese telecommunication businesses, reflecting increased commercial activity (net adds of pay-TV up by 50.1% y.o.y in 1Q12), and (2) Africatel businesses, in line with revenue growth.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by Euro 271 million in 1Q12 to Euro 430 million, as compared to Euro 159 million in 1Q11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1Q11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 276 million, other operating costs would have decreased by 3.5% y.o.y in 1Q12 to Euro 140 million, basically due to a lower contribution from the Portuguese telecommunication businesses, reflecting (1) lower maintenance and repair expenses, following the rollout of PT’s FTTH network, and (2) lower supplies and external services.

EBITDA

In 1Q12, EBITDA increased by Euro 214 million (+59.9% y.o.y) to Euro 572 million, as compared to Euro 357 million in 1Q11. This increase is related to the proportional consolidation of Oi and Contax, as from 1 April 2011, and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax, which previously was fully consolidated. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 238 million, EBITDA would have decreased by 6.7% y.o.y to Euro 331 million in 1Q12, equivalent to a margin of 42.4% (+1.8pp y.o.y). EBITDA performance in the period was impacted by the revenue decline, notwithstanding a 3.6% y.o.y reduction in operating costs excluding D&A and PRBs in Portuguese telecommunications businesses and the improvement in gross margin from the residential segment in

1Q12, as a result of having achieved critical mass in the pay-TV business, higher penetration of FTTH customers and a continued focus on cost cutting.

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 308 million in 1Q12 (-7.0% y.o.y), equivalent to a 45.2% margin, as a result of the decline in service revenues (Euro 40 million), which have a higher operating leverage. Service revenues less direct costs declined by Euro 34 million, while EBITDA only declined by Euro 23 million, despite a higher mix of smartphone sales, as a result of a resilient focus on cost cutting and profitability of operations and notwithstanding the increase in commercial costs (Euro 7 million). Operating costs decreased by 3.6% y.o.y on the back of: (1) pay-TV having reached critical mass, which leads to lower programming costs per customer (-20% y.o.y in 1Q12); (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, promoting the usage of self-care and benefiting from fixed-mobile integration; (4) simplification of commercial offers and business processes, namely for the Personal customer segment, and (5) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid cost performance was achieved against a backdrop of strong commercial activity (net adds of pay-TV up by 50.1% y.o.y in 1Q12), which led to higher commercial costs. Excluding the effect of commercial costs, EBITDA would have decreased by 4.1% y.o.y.

In 1Q12, Oi’s EBITDA reached Euro 227 million, equivalent to R$ 527 million, corresponding to its proportional consolidation. EBITDA margin in the period stood at 28.8%.

Other EBITDA increased by 37.3% y.o.y to Euro 37 million in 1Q12 mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the 15.1% and 5.1% y.o.y growth in Timor Telecom and CVT, respectively. These effects were partially offset by the contribution from Dedic/GPTI business in 1Q11, that was fully consolidated until 30 June 2011 and integrated in Contax as from 1 July 2011.

Fully and proportionally consolidated international assets represented 49.3% of PT’s EBITDA in 1Q12. Brazilian businesses accounted for 42.1% of EBITDA in the period and fully consolidated African businesses accounted for 5.9% of EBITDA.

Net income

Post retirement benefits costs increased to Euro 15 million in 1Q12 from Euro 12 million in 1Q11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12.

Depreciation and amortisation costs increased by 76.6% y.o.y to Euro 347 million in 1Q12, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 161 million), including Dedic / GPTI, partially offset by the contribution of this business in 1Q11. Adjusting for these effects, depreciation and amortisation costs would have decreased by 3.3% to Euro 186 million in 1Q12, explained by a lower contribution from the Portuguese telecommunication businesses (Euro 8 million), namely in the mobile business due to the swap of TMN’s 2G equipment to 4G-enabled equipment, which led to an accelerated depreciation of 2G equipments in 1H11, up to 30 June 2011.

Net interest expenses increased to Euro 108 million in 1Q12 as compared to net interest gains of Euro 17 million in 1Q11, reflecting primarily the impact of the proportional consolidation of Oi and Contax, including the holding companies, in 1Q12 (Euro 66 million). Adjusting for this effect, net interest expenses would have amounted to Euro 41 million in 1Q12, an increase of Euro 59 million compared to 1Q11, reflecting: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) the impact of the increase in the average net debt from Portuguese businesses, which was lower in 1Q11 as the funds for the investments in Oi and Contax were transferred to Brazil throughout that quarter. The average cost of net debt from Portuguese operations stood at 3.6% in 1Q12, broadly in line with 1Q11.

Equity in earnings of affiliates amounted to Euro 46 million in 1Q12, as compared to Euro 80 million in 1Q11. In 1Q11, this caption includes a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 42 million in 1Q11 to Euro 46 million in 1Q12.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, decreased from Euro 42 million in 1Q11 to Euro 35 million in 1Q12, reflecting primarily lower net foreign currency exchange losses in 1Q12, mainly due to the impact of a more significant depreciation of the US Dollar against the Euro in 1Q11 on net assets denominated in US Dollars. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 1Q11 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes decreased to Euro 22 million in 1Q12, from Euro 48 million in 1Q11, corresponding to an effective tax rate of 21.1% and 24.3%, respectively. This reduction primarily reflects the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to an income tax gain of Euro 13 million, and the effect resulting from the reduction in income before income taxes from Portuguese operations. Adjusting for: (1) the proportional consolidation of Oi and Contax in 1Q12; (2) higher non-taxable interest income and equity gains in 1Q11, and (3) adjustments to income taxes of prior periods, the effective tax rate would have been 31.2% in 1Q12 and 30.8% in 1Q11.

Income attributable to non-controlling interests amounted to Euro 24 million in 1Q12, including the impact of the proportional consolidation of Oi and Contax (Euro 3 million). Adjusting for this effect, income attributable to non-controlling interests would have amounted to Euro 21 million in 1Q12, compared to Euro 20 million in 1Q11, including primarily the income attributable to non-controlling interests of the African businesses.

Net income amounted to Euro 56 million in 1Q12, compared to Euro 130 million in 1Q11. This reduction is mainly explained by: (1) the gain of Euro 38 million recorded in 1Q11 related to the completion of the disposal of the investment in UOL, and (2) an increase in interest expenses primarily related to the Euro 51 million interest obtained in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Capex

In 1Q12, capex increased by Euro 137 million to Euro 259 million, as compared to Euro 122 million in 1Q11. This increase is primarily related to the proportional consolidation of Oi and Contax, as from 1 April 2011, and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax, which was fully consolidated up to 30 June 2011. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 121 million, capex would have increased by 13.2% y.o.y to Euro 133 million in 1Q12, equivalent to 17.1% of revenues.

Capex from Portuguese telecommunication businesses increased by 13.3% y.o.y to Euro 115 million in 1Q12 and was directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. Capex performance reflected an increase in capex from residential segment due to an increase in customer-related capex as a result of strong customer growth in the last quarters. Additionally, capex performance also reflected the increased investments in capacity of existing 3G and 3.5G networks, namely in urban areas, and the deployment of the 4G network. PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As from April 2012, PT has a 4G coverage of 80% and aims to increase it to 90% by the end of 2012. PT is also investing in the construction of a state of the art 75.5 thousand sqm data centre, which will enable PT to enhance its value proposition to all customer segments whilst providing increased flexibility and maximising efficiency.

In 1Q12, Oi’s capex proportionally consolidated as from 1 April 2011 reached Euro 121 million, equivalent to R$279 million. The investments in the quarter were aimed at: (1) improving and expanding 2G / 3G coverages; (2) increasing coverage and speed of broadband services, and (3) strengthening telecommunication infrastructures.

In 1Q12, other capex increased to Euro 23 million, compared to Euro 21 million in 1Q11. This performance is primarily explained by the impact of the proportional consolidation of Contax in 1Q12 (Euro 5 million) and by a higher capex at CVT, in Cape Verde, that more than compensated the fully consolidation of the capex from Dedic/GPTI in 1Q11 and lower capex at MTC in Namibia and CST in São Tomé Islands.

Cash Flow

Operating cash flow decreased to Euro 113 million in 1Q12, including the impact of the proportional consolidation of Oi and Contax, as  compared to Euro 315 million in 1Q11. Operating cash flow in 1Q12 was impacted by a higher working capital investment resulting from the payments of capex incurred in 4Q11 and by the annual payment in March of the maintenance FISTEL fees in Brazil. Excluding the proportional consolidation of Oi and Contax, operating cash flow would have decreased by Euro 238 million to Euro 77 million in 1Q12, mainly due to a significant increase in working capital investment (Euro 201 million). In 1Q11, working capital divestment stood at

Euro 75 million, reflecting an one off payment to suppliers in 4Q10 and in 1Q12, working capital investment stood at Euro 126 million, in line with the trend of investment in working capital in the first semester, which is recovered in the second half.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (2) The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi. (3) The increase in this caption reflects mainly the payments of certain legal actions at Oi and Contax in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

Free cash flow amounted to negative Euro 158 million in 1Q12, compared to Euro 453 million in 1Q11 adjusted for the cash out-flow related to the acquisition of PT’s investment in Oi and Contax (Euro 3,728 million). This reduction is primarily explained by: (1) a lower operating cash flow (Euro 202 million) as referred to above; (2) the proceeds received in 1Q11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel in 1Q11 (Euro 98 million) relating to 2009 earnings; (4) an increase in payments regarding legal actions (Euro 59 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 121 million in interest payments, reflecting the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 10 million) and an increase at Portuguese businesses related mainly to the interest received in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by lower payments of income taxes (Euro 12 million), as the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 24 million) was more than offset by higher payments at Portuguese businesses in 1Q11 mainly related to withholding taxes on financial applications incorporated with the proceeds from the disposal of Vivo.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax, and its controlling shareholders and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,446 million as at 31 March 2012. Excluding these effects, consolidated net debt amounted to Euro 7,074 million as at 31 March 2012, as compared to Euro 6,613 million at the end of December 2011, an increase of Euro 461 million, reflecting: (1) dividends paid by PT to its shareholders (Euro 185 million), related to the 2011 interim dividend of 21.5 cents per share paid in January 2012, and by its subsidiaries to non-controlling interests (Euro 21 million); (2) the payment by TMN in January 2012 regarding the LTE license, and (3) the negative free cash flow generated in the period (Euro 158 million).

(1) In 1Q12, this caption includes the payment related to LTE license. (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution, which was accounted for as tax losses carried forward.

As at 31 March 2012, total consolidated gross debt amounted to Euro 11,133 million, of which 83.7% was medium and long-term and Euro 4,094 million relates to the impact of the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding this impact, gross debt would have amounted to Euro 7,039 million, of which 80.6% was medium and long-term, following the repayment of the Euro 1,300 million Eurobond issued in March 2005, and 75.1% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,407 million at the end of March 2012.

In 1Q12, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 3.6%, remaining stable when compared to 1Q11 (3.6%, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi). Cost of gross debt stood at 4.6% in 1Q12, compared to 4.2% in 1Q11 and 4.3% in 2011. As at 31 March 2012 the maturity of PT’s net debt was 5.3 years.

Post Retirement Benefits Obligations

As at 31 March 2012, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 473 million and the market value of assets under management amounted to Euro 361 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 789 million as at 31 March 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 901 million and after-tax unfunded obligations amounted to Euro 676 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 53 million as at 31 March 2012 and Euro 62 million as at 31 December 2011.

(1) The increase in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 17.0 million (equivalent to positive 4.9% in 1Q12), that more than offset the payments of supplements of Euro 2.0 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 11 million to Euro 901 million as at 31 March 2012, primarily as a result of salary payments to suspended and pre-retired employees and payments of healthcare expenses made during the period, amounting to Euro 36 million and Euro 5 million, respectively. These effects were partially offset by the recognition of post retirement benefits and curtailment costs (Euro 9 million) and net actuarial losses (Euro 23 million). Unfunded obligations from Oi decreased from Euro 62 million as at 31 December 2011 to Euro 53 million as at 31 March 2012, reflecting primarily a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

(1) In 1Q12 and 1Q11, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 5.9 million and Euro 4.8 million, respectively. (2) In 1Q12, this caption includes primarily contributions to pension funds made by Oi (Euro 10.7 million) and healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 5.2 million). In 1Q11, this caption includes refunds net of healthcare expenses amounting to Euro 5.6 million.

Post retirement benefits costs increased to Euro 15 million in 1Q12 from Euro 12 million in 1Q11, reflecting primarily the impact of the proportional consolidation of Oi and an increase in the cost related to the annual service of active and suspended employees that were entitled to pension benefits under PT’s pension plans that were transfered to the Portuguese State in December 2010. Net actuarial losses amounted to Euro 23 million in 1Q12 and Euro 16 million in 1Q11 and relate to Portuguese businesses. Net actuarial losses in 1Q12 include: (1) a loss of Euro 35 million related to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher payments to pre-retired and suspended employees up to retirement age, and (2) a gain of Euro 12 million corresponding to the difference between actual (+4.9%) and estimated (+1.5%) return on plan assets. Net actuarial losses recorded in 1Q11 correspond to the difference between actual (-2.2%) and estimated (+1.5%) return on plan assets.

Equity

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

As at 31 March 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,905 million, an increase of Euro 77 million in 1Q12. This increase is primarily explained by a gain recorded directly in shareholders’ equity in connection with the corporate simplification of the Oi Group and the net income generated in the period. These effects more than offset the negative foreign currency translation adjustments, mainly related to the depreciation of the Brazilian Real against the Euro, and the net actuarial losses recognised in the period.

Consolidated Statement of Financial Position

Total assets and liabilities decreased from Euro 23.2 billion and Euro 19.4 billion as at 31 December 2011 to Euro 21.5 billion and Euro 17.9 billion as at 31 March 2012, respectively, reflecting primarily the repayment of the Euro 1,300 million Eurobond issued in March 2005 and the 2011 interim dividend of Euro 0.215 per share paid in January 2012 (Euro 185 million).

02

Business performance

Portuguese Telecommunication Businesses

In 1Q12, the Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing by 6.6% y.o.y to 4,880 thousand (net additions reached 85 thousand) and mobile customers were up by 0.6% y.o.y to 7, 457 thousand (14 thousand net additions).

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 1Q12, pay-TV customers were up by 26.9% y.o.y to 1,111 thousand, a strong performance representing net additions of 69 thousand in 1Q12 (+50.1% y.o.y and +1.4% q.o.q). The level of net adds observed in 1Q12, was the highest in the past nine quarters (4Q11: 68 thousand; 3Q11: 55 thousand; 2Q11: 44 thousand; 1Q11: 46 thousand; 4Q10: 61 thousand; 3Q10: 67 thousand; 2Q10: 57 thousand, and 1Q10: 65 thousand), clearly confirming the continued success and the attractiveness of Meo in the Portuguese market. This strong performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 11.9% yo.y to 1,141 thousand (35 thousand net adds in 1Q12). PT’s triple-play customers (voice, broadband and pay-TV) grew by 32.0% y.o.y having reached 728 thousand in 1Q12 (+49 thousand net adds in the quarter).

Mobile customers benefited from a solid performance of postpaid customers, which grew by 6.3% y.o.y (71 thousand net adds in 1Q12). The “e nunca mais acaba” tariff plan, which reached 885 thousand customers in 1Q12, as well as the wireless broadband customers, also continued to show solid growth trends.

Residential

In 1Q12, retail net additions reached 89 thousand, as a result of the growth of the pay-TV service, which accounted for 63 thousand net additions, bringing the total pay-TV residential customers to 1,035 thousand (up by 26.6% y.o.y). Fixed broadband net additions in the quarter stood at 31 thousand, with the residential broadband customer base growing by 13.3% y.o.y to 942 thousand. Residential PSTN/ISDN lines stood at 1,669 lines, with net losses of 5 thousand in 1Q12, impacted by aggressive commercial offers by the main competitor in the low end segment. Residential revenue generating units per unique customers stood at 2.0, up by 9.2% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 3.2% y.o.y to Euro 31.5. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors on voice promotions and low-end offers.

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, video-on-demand and games and music on demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Looser). Meo also offers advanced and customised interactive applications across multiple widgets available through the “blue button” on the Meo remote control and covering areas such as: (1) News, including a personalised newscast app, developed in partnership with RTP, and the application Sapo Kiosk; (2) Sports, including a football app, a surf app, and specific sports channel apps such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service, a radio streaming app and a karaoke app; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies, and several others, and (6) Personal content, including the online photo storage app.

In February 2012, Meo took another innovative step by launching “Meo Kanal”, a service that brings the social network experience to the TV and thus creates a network effect on a pay-TV service. Meo Kanal allows customers to produce, edit and share multimedia content on television, through their own TV channel. Channels can be accessed through the “green button” on the Meo Remote control. Meo Kanal allows customers to create free private channels, requiring an access PIN that is shared only among family members, friends or any other desired group, or public channels, accessible to the whole Meo community. This innovative application has already surpassed the 10,000 channel mark.

Operating revenues in the Residential customer segment reached Euro 177 million, up by 4.6% y.o.y, showing acceleration when compared to 4Q11 (+3.9% y.o.y). This is a noteworthy performance that is clearly leveraged on Meo’s commercial success, which is underpinning growth of double-play and triple-play services. As a result of this success, the weight of non-voice services in Residential stood at 62.5% in 1Q12, up by 5.4pp y.o.y and the weight of flat revenues stood at 86.6% (+1.7pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 0.9% y.o.y in 1Q12 (44 thousand net disconnections in the period) with the increase in postpaid customers (+4.9% y.o.y, 14 thousand net additions) not compensating the decline in prepaid customers (-2.1% y.o.y, 57 thousand net disconnections). TMN continued to show an improved performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The solid performance of the “e nunca mais acaba” tariff plans continued to benefit prepaid customers performance.

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 100Mbps speed, on 4G, and offering free access to PT’s leading national Wi-Fi network.

On March 2012, PT unveiled its 4G strategy, by launching a mobile broadband offer that structurally changes the market as it: (1) allows speeds of up to 100Mbps; (2) includes access to live TV channels, through Meo Go, and to music streaming service, through MusicBox, and (3) allows to share the traffic among various devices, including the

PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 100Mbps and monthly retail prices that start at Euro 49.99, with a 50% discount for early adopters during a 24-month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo Go service. Otherwise the Meo Go service has a retail price of Euro 7.99 per month. Also in March 2012, as part of a strategic focus on innovation, TMN announced a new mobile payment service, branded “TMN Wallet”, which allows customers to pay small purchases through one of the following means: (1) SMS; (2) USSD; (3) NFC — Near Field Communication, and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently under a trial period.

In 1Q12, customer revenue in the Personal segment declined by 8.1% y.o.y to Euro 142 million, showing a broadly stable performance when compared to 2H11 (4Q11: -7.7% y.o.y; 3Q11: -6.8% y.o.y; 2Q11: -8.9% y.o.y, and 1Q11: -9.4% y.o.y). This performance was impacted by economic conditions, which are being translated to lower consumer confidence and continuous pricing aggressiveness both in voice and wireless broadband. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband and price competition, and notwithstanding the growth of “internetnotelemóvel” revenues, particularly in prepaid services. Service revenues in the Personal customer segment declined by 9.8% in 1Q12, as a result of the decline in interconnection revenues (-24.3% y.o.y to Euro 14 million in 1Q12), which reflect the regulated declines in MTRs. ARPU of the personal segment stood at Euro 8.8 (-8.8% y.o.y). The weight of non-voice revenues in service revenues stood at 32.7% in 1Q12 (+0.7pp y.o.y), reflecting a higher popularity of smartphones and higher penetration of mobile Internet services like “internetnotelemóvel” as referred to above. Personal revenue trends slightly improved (-9.8% y.o.y in 1Q12, -10.7% y.o.y in 4Q11 and -10.8% y.o.y in 3Q11).

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). In the SME segment, the main strategic priority during 2011 was to increase the commercial proactivity focusing on the growth of core products.

During 1Q12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Operating revenues of the Enterprise customer segment declined by 9.8% y.o.y to Euro 226 million, penalised by the economic environment as (1) large corporates are focusing on cost reductions, which translate to price and consumption pressure, and are also avoiding significant investments in new projects, and (2) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 1Q12, non-voice services represented 47.2% of Enterprise retail revenues, up by 1.8pp y.o.y.

Consolidated financial performance in Portugal

In 1Q12, revenues from Portuguese telecommunication businesses declined by 5.2% y.o.y to Euro 680 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 25 million and Euro 18 million, respectively), against challenging economic conditions, and lower revenues from the directories business (Euro 3 million), that more than compensated the 4.6% y.o.y increase in the Residential customer segment (Euro 8 million). In 1Q12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 6 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 4.2% y.o.y in 1Q12.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain margins above 45%.

(1) Operations in Portugal include former wireline and TMN. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1Q12, operating costs excluding D&A declined by 3.6% y.o.y (Euro 14 million) to Euro 373 million against a backdrop of intense commercial activity. Wages and salaries declined by 4.0% y.o.y (Euro 3 million) to Euro 60 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higher efficiency levels in certain internal processes, and (3) lower personnel costs as a result of the restructuring plan implemented in 4Q11. Direct costs were down 5.0% y.o.y in 1Q12 (Euro 6 million) to Euro 116 million, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs; (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools. In 1Q12, notwithstanding strong customer growth, programming costs increased only by 1.1% y.o.y to Euro 32 million, while programming costs per customer declined by 20.4% y.o.y. Commercial costs increased by 10.3% y.o.y in 1Q12 (Euro 7 million) to Euro 72 milion, reflecting increased commercial activity (net adds of pay-TV up by 50.1% y.o.y in 1Q12). Other operating expenses decreased by 8.8% y.o.y in 1Q12 to Euro 125 milion, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower supplies and external services. Structural costs benefits of the FTTH network and the extensive field force transformation programme are now visible with improved quality of service and lower cost structure.

In 1Q12, EBITDA in Portugal stood at Euro 308 million (-7.0% y.o.y) with a margin of 45.2% (-0.9pp y.o.y), reflecting a very solid focus on cost cutting and profitability. EBITDA performance reflected the decline in service revenues (Euro 40 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 34 million, while EBITDA only declined by Euro 23 million. This robust performance was achieved against a backdrop of strong commercial activity as referred to above. Excluding commercial costs, EBITDA would have decreased only by 4.1% y.o.y.

In 1Q12, capex increased by 13.3% y.o.y to Euro 115 million, while customer related capex stood at Euro 50 million (+15% y.o.y), representing 44% of total capex in Portugal, as a result of customer growth in the last quarters in the residential segment that more than compensated lower unitary equipment costs. Infrastructure capex was up by 30% y.o.y to Euro 50 million as a result of: (1) investment in new technologies, including the FTTH rollout related to the increase of fibre customers penetration; (2) increased coverage of TMN’s base stations with fibre, and (3) the deployment of 4G network. EBITDA minus capex in 1Q12 stood at Euro 193 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s LTE networks in 2012. Capex in the Portuguese telecommunications business should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segment, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to improve market share, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganization, the company is also implementing a more aggressive commercial strategy, implementing regional commercial structures, restructuring its distribution network and stepping up investments in network and innovation.

In 1Q12, Oi’s revenue generating units (RGUs) stood at 70,826 thousand, up by 7.2% y.o.y, including: 17,850 thousand residential RGUs (-2.3% y.o.y), 44,106 thousand personal mobile customers, which grew by 12.2% y.o.y and 8,112 thousand enterprises RGUs, up by 5.5% y.o.y.

In 1Q12, in the residential segment, Oi showed a deceleration in the trend of line loss and an aceleration of broadband and pay-TV growth, which contributed to the turnaround of the historical wireline trends. This performance was achieved on the back of: (1) restructuring of fixed tariff plans; (2) strengthening of convergent offers, and (3) increased broadband speeds.

The restructuring of Oi’s residential offer is aimed at improving the attractiviness and competitiviness of its fixed service, namely when compared to mobile offerings, by providing additional benefits to customers. This comprehensive restructuring included: (1) more competitive tariff plans, providing unlimited fixed calls to other Oi mobile and fixed customers; (2) introduction of optionality to have unlimited long distance calls; (3) increased bandwidth in the fixed broadband offers (“Oi Velox”), offering download speeds up to 20Mbps; (4) the launch of more comprehensive and competitive broadband plans, namely “Oi Internet Total”, launched in 4Q11, which includes fixed (“Oi Velox”) and mobile broadband (“Oi Velox 3G”) and WiFi access (“Oi WiFi”); (5) rollout of convergent offers, namely “Oi Conta Total”, with new pricing plans, launched in 4Q11, including fixed services and data plans for the mobile phone and the mobile broadband offer “Velox 3G”, and (6) the strenghtening of Oi’s TV offering, including additional content, namely the free-to-air Globo TV, the Globosat channels, Brazilian soccer through Premiere FC, and other entertainment channels.

These initiatives are already reflected in Oi’s performance in 1Q12. The average internet bandwidth in 1Q12 stood at 2.6 Mbps (+37% y.o.y) and 24.1% of fixed broadband customers already have offers with speeds of more than 5 Mbps, as compared to 23.8% in 4Q11. Additionally, approximately 50% of the customers with more than 5Mbps, already have speeds higher than 10 Mbps. In effect, notwithstanding increased penetration of fixed broadband, the weight of customers that have higher speeds (more than 5 Mbps) continues to increase. As a result of the increased attractiveness of Oi’s convergent offer, “Oi Conta Total” reached 1,632 thousand active customers (+5.4% as compared to 4Q11). Oi’s residential broadband customers reached 4,614 thousand (+15.4% y.o.y and 4.6% q.o.q) and the total number of fixed broadband customers (residential plus corporate and SMEs) reached 5,149 thousand customers (+14.1% y.o.y and 4.3% q.o.q). Oi’s TV customers reached 396 thousand in 1Q12 (+16.1% y.o.y and +12.8% q.o.q), with 45 thousand net adds in 1Q12.

Oi’s mobile customers stood at 46,491 thousand (+12.1% y.o.y), with net additions of 985 thousand in 1Q12 and gross additions of 5,794 thousand. In the Personal Mobility segment, Oi’s mobile customers stood at 44,106 (+12.2% y.o.y) with net additions of 843 thousand and gross additions of 5.5 million in 1Q12. Oi is focusing on postpaid growth and increasing prepaid profitability. In the Personal Mobility, postpaid customers increased by 19.5% y.o.y, reaching 5,570 thousand customers in 1Q12 (including Oi Controle), with net additions of 285 thousand. In March 2012, Oi had the highest market share of pospaid net additions in the Brazilian market. This performance was achieved on the back of strenghtening Oi’s offering by expanding its benefits, including unlimited on-net voice traffic to all pospaid plans.  During 1Q12, in the Personal Mobility, Oi focused on restructuring prepaid tariff plans, making its offering clearer and simpler to communicate, including daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS and local and long distance calls to Oi Mobile and Oi Fixed. Prepaid customers stood at 38,536 thousand, increasing by 11.3% y.o.y and representing 87.4% of Oi’s Personal Mobility customer base.

Anticipating the growth opportunity in the corporate segment, against a favourable economic backdrop, Oi established a new business area focused in this segment. In February 2012, Oi launched “Smart Cloud Oi”, becoming the first operator in Brazil to launch a cloud computing offer for the corporate segment. Oi’s enterprise customers stood at 8,112 thousand in 1Q12, increasing by 5.5% y.o.y, underpinned by fixed lines and mobile growth, data growth, namely 2G and 3G dongles, and increased leased lines.

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training to sales agents, also contributed to underpin the operational performance in the quarter accross all segments.

In 1Q12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, declined by 1.9% y.o.y to R$ 6,802 million.

In 1Q12, Oi’s residential revenues declined by 11.5% y.o.y to R$ 2,429 million. Residential revenue performance is mainly explained by lower fixed voice revenues, on the back of declining fixed lines in service, that more than compensated the increase in broadband and pay-TV revenues, underpinned by the increase in Oi Velox and pay-TV customers base.

Oi’s personal mobility revenues stood at R$ 2,106 million, having increased by 12.8% y.o.y in 1Q12 on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher data and value added services, namely 3G service revenues, impacted by the success of the new data offers. In 1Q12, service revenues increased by 14.3% y.o.y to R$ 1,501 million.

(1) The pro-forma data amount to the old TNL as if the takeovers had occurred on 1 January 1 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to include the amortisation of intangible assets recognised under the purchase price allocation of this investment and to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format. (2) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, increased by 1.4% y.o.y in 1Q12, to R$2,012 million, with a margin of 29.6% (+1.0pp y.o.y). In 1Q12, EBITDA performance reflected primarily lower operating expenses (-3.2% y.o.y to R$ 4,789 million). In 1Q12, interconnection costs decreased by 1.9% y.o.y to R$ 1,163 million due to lower outgoing traffic, namely in the fixed segment. Provisions for bad debt decreased by 26.5% y.o.y in 1Q12, to R$ 200 million, due to an increased effectiveness in collecting, namely in the enterprises segment. This performance was achieved notwithstanding an increase in: (1) personnel costs (+13.9% y.o.y), as a result of increased staff levels and organisational reorganisation, including new regional commercial structures, as part of the strategy to improve regional operational performance as referred to above, and (2) third-party services (+8.7% y.o.y), mostly due to higher maintenance costs, aimed at improving service quality.

Other international assets

In 1Q12, other international assets, on a pro-forma basis, increased their proportional revenues by 22.1% y.o.y to Euro 125 million and increased EBITDA by 18.4% y.o.y to Euro 59 million, as a result of a solid operational and financial performance by the majority of PT’s international assets and notwithstanding a high level of penetration in some markets and foreign exchange negative impacts.

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1Q12, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 19.8% y.o.y and by 22.7% y.o.y, respectively, and, in USD, increased by 17.6% y.o.y and by 20.7%  y.o.y, to USD 466 million and 265 USD million. In 1Q12, Unitel presented strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and increasing the quality of its network.

In 1Q12, MTC’s revenues and EBITDA increased by 22.9% y.o.y and 7.6% y.o.y, reaching NAD 445 million and NAD 203 million, respectively. In 1Q12, EBITDA margin was 45.5%. Data revenues accounted for 22.8% of service revenues, amongst the highest in the African continent. In March 2012, MTC surpassed the 2 million customers threshold. In 1Q12, MTC focused its marketing efforts and commercial activity on: (1) launching a new campaign designed to celebrate the achievement of 2 million customers; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman.

In 1Q12, CVT’s revenues increased by 21.4% y.o.y to CVE 2,312 million, while EBITDA increased by 5.1% y.o.y to CVE 1,140 million. EBITDA margin stood at 49.3%. In 1Q12, mobile revenues were positively impacted by data and roaming revenue growth, while wireline revenues were positively impacted by broadband growth. In 1Q12, CVT launched: (1) new broadband offers to stimulate 3G network usage; (2) innovative services such as Da$aldo international (international top up) and Stika-m-saldo (airtime credit), and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 29.0% and 11.8% of the wireline customer base, respectively, underpinning wireline customer growth (+4.5% y.o.y).

In 1Q12, CST’s revenues decreased by 8.0% y.o.y to STD 70,692 million and EBITDA decreased by 13.4% y.o.y to STD 16,637 million. EBITDA margin stood at 23.5%. Excluding certain accounting reclassifications recognised in 2011, revenues would have increased by 4.6% y.o.y. In March 2012, CST launched its 3G services and intends to reach 90% coverage by the end of 2012. In 1Q12, São Tomé e Principe reached circa 70% of penetration of mobile services.

In 1Q12, CTM’s revenues and EBITDA increased by 24.4% y.o.y and by 2.4% y.o.y, to MOP 1,127 million and MOP 326 million, respectively. EBITDA margin stood at 28.9%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 24.3% of mobile service revenues. In 1Q12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 1Q12, Timor Telecom’s revenues and EBITDA increased by 11.3% y.o.y and by 10.3% y.o.y, to USD 17 million and USD 9 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin stood at 55.7%. At the end of March 2012, Timor Telecom reached 616 thousand mobile customers. Data revenues accounted for 17.7% of mobile service revenues. In 1Q12, Timor Telecom launched several voice and data stimulation campaigns and strengthened its distribution network.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 MARCH 2012 AND 31 DECEMBER 2011

	Notes	31 Mar 2012	31 Dec 2011 Restated (Note 2)
			Euro
ASSETS			
Current Assets			
Cash and cash equivalents		3,316,619,013	4,930,012,396
Short-term investments		742,981,149	738,112,198
Accounts receivable - trade		1,507,754,168	1,580,334,752
Accounts receivable - other		340,326,147	332,635,396
Inventories		147,721,825	133,506,967
Taxes receivable		370,956,284	374,500,400
Prepaid expenses		145,792,700	73,584,328
Judicial deposits		240,370,843	229,321,275
Other current assets		20,090,221	41,028,329
Total current assets		**6,832,612,350**	**8,433,036,041**
Non-Current Assets			
Accounts receivable		23,279,146	23,321,001
Taxes receivable		58,309,452	56,406,992
Financial investments		565,205,637	556,329,005
Intangible assets	11	5,543,564,738	5,629,798,917
Tangible assets	11	6,181,514,307	6,228,622,568
Post retirement benefits	6	14,029,387	13,620,935
Deferred taxes	9	1,258,139,814	1,247,784,040
Judicial deposits		892,563,735	854,761,888
Other non-current assets		107,182,856	132,710,054
Total non-current assets		**14,643,789,072**	**14,743,355,400**
Total assets		**21,476,401,422**	**23,176,391,441**
LIABILITIES			
Current Liabilities			
Short-term debt	12	1,818,388,721	3,291,558,305
Accounts payable		1,021,054,620	1,244,239,461
Accrued expenses		880,785,844	922,779,134
Deferred income		272,960,699	299,352,137
Taxes payable		414,423,019	411,776,877
Provisions		321,969,524	312,159,078
Other current liabilities		379,904,604	359,660,738
Total current liabilities		**5,109,487,031**	**6,841,525,730**
Non-Current Liabilities			
Medium and long-term debt	12	9,314,743,381	8,989,400,331
Accounts payable		195,122,222	201,956,296
Taxes payable		323,256,605	314,374,825
Provisions		614,967,204	628,849,066
Post retirement benefits	6	983,664,627	1,004,065,628
Deferred taxes	9	1,031,454,049	1,052,457,228
Other non-current liabilities		373,324,865	401,589,580
Total non-current liabilities		**12,836,532,953**	**12,592,692,954**
Total liabilities		**17,946,019,984**	**19,434,218,684**
SHAREHOLDERS' EQUITY			
Share capital		26,895,375	26,895,375
Treasury shares		(314,381,086)	(326,382,864)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		548,000,388	556,543,594
Other reserves and accumulated earnings		2,631,139,475	2,557,270,220
Equity excluding non-controlling interests		**2,905,397,611**	**2,828,069,784**
Non-controlling interests		624,983,827	914,102,973
Total equity		**3,530,381,438**	**3,742,172,757**
Total liabilities and shareholders' equity		**21,476,401,422**	**23,176,391,441**

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	1Q12	Euro 1Q11
OPERATING ACTIVITIES (Note 13.a)			
Collections from clients		1,980,050,535	1,052,978,226
Payments to suppliers		(1,010,883,949)	(375,715,306)
Payments to employees		(292,393,981)	(147,757,535)
Payments relating to income taxes	13.b	(29,486,565)	(41,804,775)
Payments relating to post retirement benefits, net	6	(62,325,955)	(36,114,871)
Payments relating to indirect taxes and other	13.c	(250,697,752)	(78,116,917)
Cash flows from operating activities (1)		**334,262,333**	**373,468,822**
INVESTING ACTIVITIES			
Cash receipts resulting from:			
Short-term financial applications	13.d	667,591	325,018,837
Financial investments	13.e	23,445	155,586,883
Tangible and intangible assets		529,929	309,508
Interest and related income	13.f	70,486,976	136,690,790
Dividends	13.g	24,503,286	96,752,121
Other investing activities		965,278	1,443,046
		97,176,505	**715,801,185**
Payments resulting from:			
Short-term financial applications	13.d	(5,048,807)	(420,035,243)
Financial investments	13.h	(53,075)	(2,223,762,658)
Tangible and intangible assets	13.i	(478,599,880)	(175,178,833)
Other investing activities		(34,245)	(14,586,447)
		(483,736,007)	**(2,833,563,181)**
Cash flows from investing activities (2)		**(386,559,502)**	**(2,117,761,996)**
FINANCING ACTIVITIES			
Cash receipts resulting from:			
Loans obtained	13.j	1,177,949,183	1,351,481,260
Subsidies		551,187	8,982
Other financing activities		45,217	117,043
		1,178,545,587	**1,351,607,285**
Payments resulting from:			
Loans repaid	13.j	(2,306,897,214)	(374,961,386)
Interest and related expenses	13.f	(191,828,335)	(144,955,378)
Dividends	13.k	(192,586,087)	(1,104,338)
Other financing activities	13.l	(31,576,011)	(16,393)
		(2,722,887,647)	**(521,037,495)**
Cash flows from financing activities (3)		**(1,544,342,060)**	**830,569,790**
Cash and cash equivalents at the beginning of the period		4,930,012,396	4,764,732,734
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(1,596,639,229)	(913,723,384)
Effect of exchange differences		(16,754,154)	(7,470,191)
Cash and cash equivalents at the end of the period		**3,316,619,013**	**3,843,539,159**

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 31 March 2012

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the three months period ended 31 March 2012, as compared to those reported in Portugal Telecom’s last annual report.

On 27 February 2012, the general meetings of Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

•             The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

•             The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

•             The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

•             The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers above mentioned. Taking into consideration the commitment underlying these operations, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was fully owned by Telemar, and R$762 million payable to the former non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million as at the date of the deliberation, which was included under the caption “Other current liabilities”. On 9 April 2012, Oi, S.A. paid the amount due to its former non-controlling shareholders (Note 15).

As a result of the approval of this Corporate Reorganization and following the one month period ended on 29 March 2012 during which shareholders entitled to such were allowed to exercise its withdrawal rights, the interests held directly in Oi S.A. (former Brasil Telecom) by companies consolidated in Portugal Telecom’s financial statements are as follows: (1) Telemar Participações has a 17.70% stake and remains the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi, S.A; (2) Portugal Telecom has a 15.54% stake, through its wholly-owned subsidiary Bratel Brasil, S.A.; and (3) AG Telecom Participações, S.A. and LF Tel, S.A. have a stake of 4.54% each. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, S.A.. Portugal Telecom’s interest in Telemar Participações (25.62%) did not change as a result of this process and therefore Portugal Telecom still proportionally consolidates the Oi Group based on this percentage.

On 9 April 2012 (Note 15), in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2.0 billion (Euro 211 million) related to the exercise of withdrawal rights by shareholders entitled to such, being the amount proportionally consolidated included under the caption “Other current liabilities” in the Portugal Telecom’s Consolidated Statement of Financial Position as at 31 March 2012. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, S.A. paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million (Euro 80 million), which is included in Portugal Telecom’s Consolidated Statements of Financial Position as at 31 March 2012 and 31 December 2011 under the caption “Other current liabilities”.

In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in its shareholders’ equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). Since this restructuring did not involve the acquisition or a loss of control of any of the companies involved in the restructuring process, since Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests being recorded as a gain directly in equity.

Notwithstanding the Corporate Reorganization of the Oi Group, Portugal Telecom’s Consolidated Statements of Income, Comprehensive Income and Cash Flows for the three months period ended 31 March 2012 included the results and cash flows of all Oi Companies since 1 January 2012.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 15 May 2012.

2.                  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2011. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

During the three months period ended 31 March 2012, there were no relevant changes in the consolidation perimeter.

On 28 March 2011, Portugal Telecom concluded the acquisition process of its investments in Oi and Contax and the agreements with its controlling shareholders for a total cash consideration of Euro 3,728 million, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011. Accordingly, the Consolidated Income Statement and Statement of Cash Flows for the three months period ended 31 March 2012 are not entirely comparable to the financial statements for the same period of last year, as the earnings and cash flows from Oi and Contax were not proportionally consolidated in the three months period ended 31 March 2011.

For a better understanding of the changes in the Consolidated Income Statement, the table below provides the contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s net income attributable to equity holders of the parent in the three months period ended 31 March 2012:

(i)             Although the statutory financial statements of Oi, S.A. include three months of former Brasil Telecom (now Oi, S.A.) and only one month of Telemar and TNL as from 1 March 2012 (the date these companies were merged into the new Oi, S.A.), following the approval of the Corporate Reorganization on 27 February 2012, the Income Statement for the three months period ended 31 March 2012 presented in the table above includes the results of all Oi Companies since 1 January 2012.  This Income Statement also includes the results of Contax and the controlling shareholders. In addition, the financial statements of Oi and Contax were adjusted in order to comply with Portugal Telecom’s accounting policies, estimates and criteria, including the amortization of intangible assets recognized under the purchase price allocation.

Completion of the purchase price allocation of the investments in Oi and Contax

As mentioned in Portugal Telecom’s 2011 annual report, following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date. Portugal Telecom has concluded the assessment of contingent liabilities and recognised a total amount of Euro 233 million related to the fair value of contingent liabilities regarding contractual obligations and civil, labor and tax proceedings.

The impacts of the above mentioned restatement made to the Consolidated Statement of Financial Position as at 31 December 2011 are as follows:

The impacts of the restatement detailed in the table above resulted in an increase of the goodwill related to the acquisition of the investments in Oi and Contax by Euro 206 million as at 31 December 2011, from a total Euro 846 million that was recorded on a preliminary basis as of that date and included in the 2011 annual report. Considering the exchange rate prevailing as of the acquisition date, on 28 March 2011, the preliminary goodwill of Euro 904 million, reported in the 2011 annual report, was increased by Euro 220 million to a total revised goodwill of Euro 1,123 million related to the acquisition of the investments in Oi and Contax for a total cash consideration of Euro 3,728 million.

3.                  Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements. The following standards, revised standards or interpretations approved by the European Union became effective during the three months period ended 31 March 2012, although their adoption had no impact in Portugal Telecom’s interim consolidated financial statements:

•             Amendments to IAS 12 Income Taxes; and

•             Amendments to IFRS 1 First Time Adoption of IFRS.

On 13 March 2012, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 First Time Adoption of IFRS that relate to loans obtained from government entities at a below market interest rate, giving first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. These amendments, which were not yet endorsed by the European Union and their application is only required in subsequent periods, are not applicable to Portugal Telecom. Except for these amendments, there were no other new standards, revised standards or amendments issued by the IASB in 2012.

4.                  Exchange rates

As at 31 March 2012 and 31 December 2011, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.4323 and 2.4159 Brazilian Reais to the Euro, respectively. During the three month periods ended 31 March 2012 and 2011, the income statements of subsidiaries and jointly controlled entities expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.3169 and 2.2800 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

The identification of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2011, is as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the three month periods ended 31 March 2012 and 2011, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

(i)

The reduction in revenues from telecommunications in Portugal in the three months period ended 31 March 2012 (Euro 37 million) is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 25 million), impacted by pricing and consumption pressure, namely on the public administration, and by the absence of expansion projects in larger companies; and (2) revenue decline in the Personal customer segment (Euro 18 million), as a result of lower customer revenues (Euro 13 million) reflecting challenging economic conditions, pricing pressure and lower interconnection revenues (Euro 4 million) following the negative impact of the decline in Mobile Termination Rates (“MTRs”). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 8 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance and continued market share gains of Meo’s double and triple play offers.

(ii)	As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011.
(iii)

The increase in the contribution of other businesses to consolidated revenues relates mainly to: (1) the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 148 million), which includes Dedic/GPTI following its integration in Contax on 1 July 2011; and (2) improved performance at certain international operations, namely Cabo Verde Telecom and MTC, in Namibia. These effects were partially offset by a lower contribution from Dedic/GPTI (Euro 70 million), as this business was only fully consolidated until 30 June 2011 and then integrated in Contax.

In the three month periods ended 31 March 2012 and 2011, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

(i)

The reduction in this caption in the three months period ended 31 March 2012, as compared to the same period of last year, is primarily explained by lower net service revenues (service revenues minus direct costs), which more than offset the following effects: (1) a decrease in supplies and external services explained primarily by the cost cutting policy implemented at Portuguese operations; (2) lower depreciation and amortization expenses (Note 11); and (3) a reduction in wages and salaries.

(ii)	As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011.
(iii)

In the three months period ended 31 March 2011, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL, for a total amount of Euro 155.5 million (Note 13.e). Adjusting for this effect, equity in earnings of associated companies would have increased from Euro 43 million to Euro 46 million in the three month periods ended 31 March 2011 and 2012, respectively, reflecting primarily the improvement in earnings of Unitel and CTM.

In the three month periods ended 31 March 2012 and 2011, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 11):

The change in capital expenditures in the three months period ended 31 March 2012, as compared to the same period of last year, reflects primarily the following effects:

•             An increase in capital expenditures of Portuguese operations, which were were directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. This increase reflects (1) higher customer related capital expenditures at the residential customer segment as a result of strong customer growth in the last quarters and also (2) the increased investments in capacity of existing 3G and 3.5G networks, namely in urban areas, and the deployment of the 4G network. Portugal Telecom has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market;

•             The proportional consolidation of Oi’s capital expenditures in the three months period ended 31 March 2012, which were aimed at (1) improving and expanding 2G / 3G coverage, (2) increasing coverage and speed of broadband services, and (3) strengthening telecommunication infrastructures; and

•             An increase in capital expenditures of other businesses, reflecting primarily higher capital expenditures at Cabo Verde Telecom (Euro 5 million), as the impact of the proportional consolidation of Contax in the three months period ended 31

March 2012 was offset by capital expenditures from the Dedic/GPTI business in the first quarter of 2011, as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

6.                  Post retirement benefits

As at 31 March 2012, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the three months period ended 31 March 2012 are based on the 31 December 2011 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 31 March 2012, the projected post retirement benefits obligations (PBO) from Portuguese operations, which relate to pension complements and healthcare benefits, totalled Euro 473 million and the market value of assets under management amounted to Euro 361 million, as compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 789 million as at 31 March 2012, as compared to Euro 782 million as at 31 December 2011, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. As at 31 March 2012, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 16 million and therefore net benefits obligations from Portuguese operations recorded in the Consolidated Statement of Financial Position amounted to Euro 917 million, as compared to Euro 929 million as at 31 December 2011. In addition, following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated net post retirement benefits obligations of that company, which amounted to Euro 53 million as at 31 March 2012 and Euro 62 million as at 31 December 2011.

During the three month periods ended 31 March 2011 and 2012, the movements occurred in post retirement benefits obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 March 2012 and 31 December 2011, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

The detail of post retirement benefits costs in the three month periods ended 31 March 2012 and 2011 is as follows:

(i)

This caption relates to the contribution paid by Portugal Telecom to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(ii)

Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the three month periods ended 31 March 2012 and 2011, which relate to Portuguese operations, is as follows:

(i)

This caption corresponds to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age.

(ii)

Net actuarial gains recorded in the three months period ended 31 March 2012 and net actuarial losses recorded in the same period of last year correspond to the difference between actual (+4.9% and -2.2%, respectively) and expected (+1.5%) return on plan assets.

Net cash out flows relating to post retirement benefits in the three month periods ended 31 March 2012 and 2011 are as follows:

(i)	This caption include contributions related to the pension plans from Portuguese operations and Oi amounting to Euro 1.1 million and Euro 10.7 million, respectively.
(ii)	In the three months period ended 31 March 2011, the balance of this caption is net of reimbursements related to expenses paid on account by PT Comunicações amounting to Euro 11 million.
(iii)

This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                  Net interest expenses

In the three month periods ended 31 March 2012 and 2011, this caption consists of (Note 5):

The increase in net interest expenses reflects primarily the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the three months period ended 31 March 2012, amounting to Euro 66 million (Nota 2), as the earnings from these businesses were proportionally consolidated since 1 April 2011. Adjusting for this effect, net interest expenses would have amounted to Euro 41 million in the three months period ended 31 March 2012, an increase of Euro 59 million compared to the same period of last year, reflecting (1) an Euro 51 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) the impact of the increase in the average net debt from Portuguese operations, which was lower in 2011 as funds for the investments in Oi and Contax were transferred to Brazil throughout that quarter.

8.                  Net other financial losses

In the three month periods ended 31 March 2012 and 2011, this caption consists of (Note 5):

The reduction in net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expense, reflects primarily a decrease in net foreign currency exchange losses at Portuguese operations, mainly due to the impact of a more significant depreciation of the US Dollar against the Euro in the three months period ended 31 March 2011 on net assets denominated in US Dollars, related primarily to dividends receivable from Unitel. In addition, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 15 million (Note 2), was offset by the financial taxes incurred in Brazil during the first quarter of 2011 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

9.                  Income taxes

Following a change in Portuguese tax legislation occurred in December 2011, for the years 2012 and 2013 the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million and at the rate of 5.0% on taxable income in excess of Euro 10.0 million, resulting in a maximum aggregate tax rate of approximately 31.5%, as compared to a rate of 29.0% that was applicable for the year 2011.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income taxes at a nominal rate of 34%.

In the three month periods ended 31 March 2012 and 2011, the reconciliation between the nominal and the effective income tax is as follows:

(i)

This caption corresponds to the impact of the difference between the maximum aggregate statutory tax rate applicable in Portugal and other tax rates applicable to Group companies. The change in this caption reflects primarily the impact on taxable earnings of a higher difference between lower tax rates applicable to certain Group companies located outside mainland Portugal and the new maximum aggregate tax rate applicable in Portugal (31.5%).

(ii)

The reduction in this caption reflects primarily the impact of higher non-taxable interest income and equity gains in the first quarter of 2011, related mainly to the financial effect on Telefónica’s receivable regarding the disposal of Vivo and the gain recorded upon the disposal of the investment in UOL, respectively, which more than offset the impact of the proportional consolidation of Oi’s permanent differences.

The reduction in consolidated income taxes from Euro 48 million in the three months period ended 31 March 2011 to Euro 22 million in three months period ended 31 March 2012 reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to an income tax gain of Euro 13 million (Note 2), and the effect resulting from the reduction in income before income tax from Portuguese operations.

The increase in deferred tax assets recorded in the Consolidated Statement of Financial Position, from Euro 1,248 million as at 31 December 2011 to Euro 1,258 million as at 31 March 2012, is primarily explained by (1) an increase at Oi (Euro 20 million) related mainly to tax losses carryforward generated in the period, and (2) an increase in deferred tax assets related to post-retirement liabilities from Portuguese operations resulting from the tax effect on net actuarial losses recorded in the three months period ended 31 March 2012, which amounted to a gain of Euro 6 million and was recognized in the Consolidated Statement of Comprehensive Income. These effects were partially offset by a reduction in deferred tax assets related to tax losses carryforward from Portuguese operations, explained by the taxable income generated in the period.

The reduction in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 1,052 million as at 31 December 2011 to Euro 1,031 million as at 31 March 2012, is primarily explained by a reduction at Oi (Euro 16 million) that corresponds mainly to the tax effect on the recognition in earnings of the fair value adjustments recorded in connection with purchase price allocations related to the acquisition by Portugal Telecom of the investments in Oi and Contax, completed in March 2011, and to other business combinations occurred in previous years at the Oi Group.

10.           Earnings per share and dividends

Earnings per share in the three month periods ended 31 March 2012 and 2011 were computed as follows:

(i)

Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for both periods presented, and (2) Portugal Telecom’s stake in its own 64,557,566 shares acquired by Telemar Norte Leste in 2011, under the strategic partnership between Portugal Telecom and Oi, applicable as from 31 March 2011.

(ii)	The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in June 2011.

On 6 May 2011, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, Portugal Telecom paid in the second quarter of 2011 a total amount of Euro 1,117,987,321.

On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, totalling an amount of Euro 184,799,868, which was included in the Consolidated Statement of Financial Position as at 31 December 2011 under the caption “Other current liabilities” and was paid on 4 January 2012 (Note 13.k).

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share was paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share shall be paid on 25 May 2012.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s issued shares adjusted by treasury shares recognized in the Consolidated Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest (25.31% prior to the Corporate Reorganization mentioned in Note 1 and 23.25% subsequently) in its own 64,557,566 shares acquired by Telemar.

11.           Tangible and intangible assets

As at 31 March 2012 and 31 December 2011, the balances of tangible and intangible assets were as follows:

The change in the carrying amount of tangible and intangible assets during the three months period ended 31 March 2012 is primarily explained by:

•                  Capital expenditures amounting to Euro 259 million (Note 5);

•                  Depreciation and amortization costs of Euro 347 million; and

•                  Negative foreign currency translation adjustments amounting to Euro 49 million, primarily related to the impact of the depreciation of the Brazilian Real against the Euro.

During the three month periods ended 31 March 2012 and 2011, depreciation and amortization costs and capital expenditures were as follows:

The increase in depreciation and amortization costs in the three month periods ended 31 March 2012, as compared to the same period of last year, reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 161 million (Note 2), partially offset by the full consolidation of Dedic/GPTI in the first quarter of 2011, as this business was integrated in Contax on 1 July 2011. Adjusting for the impact of these changes in the consolidation perimeter, depreciation and amortization costs would have decreased by 3.3% to Euro 186 million in the three months period ended 31 March 2012, as a result of a lower contribution from the operating segment Telecommunications in Portugal (Euro 8 million), primarily explained by (1) the reassessment of the fair value of tangible assets carried under the revaluation model, which was recorded in December 2011 and led to a reduction in the carrying value of these assets, and (2) the swap of TMN’s 2G equipment to LTE (4G) enabled equipment, following which Portugal Telecom accelerated the depreciation of 2G equipments in the first half of 2011 up to 30 June 2011, which more than offset (3) the effects related to the FTTH rollout and pay-TV growth.

As at 31 March 2012, excluding the impact of the proportional consolidation of Oi and Contax, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 54 million and Euro 79 million, respectively.

12.           Debt

As at 31 March 2012 and 31 December 2011, Portugal Telecom’s gross debt amounted respectively to Euro 11,133,132,102 and Euro 12,280,958,636, as follows:

During the three months period ended 31 March 2012, the reduction of Euro 1,148 million in gross debt is primarily related to the following effects:

•             The repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005; and

•             An increase in the gross debt of Oi, Contax and its controlling shareholders (Euro 212 million), from Euro 3,882 million as at 31 December 2011 to Euro 4,094 million as at 31 March 2012, reflecting primarily: (1) senior notes amounting to US$ 1,500 million issued by Oi, S.A. in February 2012, equivalent to R$ 2,589 million (Euro 286 million proportionally consolidated), which mature in February 2022; (2) debentures amounting to R$ 2,000 million issued by Oi, S.A. in March 2012 (Euro 221 million proportionally consolidated), including R$ 400 million with a maturity of 5 years and bearing interest at the CDI interest rate plus a spread of 0.94% and R$ 1,600 million with an average maturity of 7.5 years and bearing interest at the IPCA rate plus a spread of 6.20%; (3) the repayment of debentures totalling R$ 1,500 million issued by TNL in May 2011 (Euro 166 million proportionally consolidated); and (4) repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule.

Except for the above mentioned, during the three months period ended 31 March 2012, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2011 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

Excluding the impact of the proportional consolidation of Oi, Contax and its controlling shareholders, the undrawn amount of Portugal Telecom’s committed commercial paper lines (Euro 200 million) and standby facilities (Euro 840 million) plus the amount of cash available (Euro 2,367 million) totalled Euro 3,407 million.

Following the revision of the Portuguese sovereign rating to BB, Standard & Poors reviewed on 21 January 2012 the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B. On 13 April 2012, Moody’s reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Ba1 to Ba2, with negative outlook.

13.           Statement of cash flows

(a)          Cash flows from operating activities - Following the acquisition of the investments in Oi and Contax, completed on 28 March 2011, Portugal Telecom’s Statement of Cash Flows for the three months period ended 31 March 2012 includes the proportional consolidation of the cash flows from these jointly controlled entities, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)          Payments relating to income taxes - The reduction in this caption is primarily explained by (1) withholding taxes paid by Bratel Brasil and PT Móveis in the first quarter of 2011 (Euro 20 million), resulting from the interest income obtained from the financial applications related to the proceeds from the disposal of Vivo, and (2) lower payments at Portuguese operations (Euro 11 million) reflecting mainly a cash receipt in the first quarter of 2012 regarding a tax benefit. These effects were partially offset by the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 24 million).

(c)          Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal. The increase of Euro 173 million in this caption reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 188 million).

(d)          Short-term financial applications - These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 4,381,216 in the three months period ended 31 March 2012, as compared to Euro 95,016,406 in the three months period ended 31 March 2011.

(e)       Cash receipts resulting from financial investments — In the three months period ended 31 March 2011, this caption includes basically the proceeds from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 5).

(f)            Cash receipts (payments) resulting from interest and related income (expenses) — Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 120,923,971 and Euro 8,264,588 in the three month periods ended 31 March 2012 and 2011, respectively. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 and the interest income received during the first quarter of 2011 on financial applications related to the proceeds received from the disposal of Vivo.

(g)         Cash receipts resulting from dividends — During the three month periods ended 31 March 2012 and 2011, cash receipts resulting from dividends were as follows:

(i)        This caption corresponds to a portion of the 2009 dividends paid in the first quarter of 2011.

(h)         Payments resulting from financial investments — This caption relates primarily to the acquisition of the investments in Oi and Contax completed on 28 March 2011 and its detail is as follows:

(i)            Payments resulting from the acquisition of tangible and intangible assets — The increase of Euro 318 million in this caption reflects primarily (1) the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 146 million), (2) a payment to Anacom in connection with the LTE (4G) license acquired by TMN in December 2011, and (3) higher payments at Portuguese operations related to the acquisition of tangible assets.

(j)            Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the three months period ended 31 March 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,128,948,031 and, as explained in Note 12, reflects primarily (1) the repayment of the Eurobond amounting to Euro 1,300 million issued by PT Finance in March 2005, (2) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 166 million proportionally consolidated), and (3) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule . These effects were partially offset by senior notes and debentures issued by Oi, S.A. totalling R$ 4,589 million (Euro 507 million proportionally consolidated).

In the three months period ended 31 March 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 976,519,874 and basically relate to the Euro 600 million Eurobond issued in January 2011 and the increase in the outstanding amount due under commercial paper programmes.

(k)        Dividends paid — In the three months period ended 31 March 2012, this caption includes primarily (1) dividends paid on 4 January 2012 by Portugal Telecom to its shareholders amounting to Euro 184,799,868 (Note 10), corresponding to an advance over 2011 profits, and (2) dividends paid by the Oi Group to non-controlling shareholders, amounting to Euro 4 million.

(l)            Payments resulting from other financing activities — This caption includes primarily the settlement of cross currency derivatives by Oi, amounting to Euro 19 million, and payments to non-controlling interests of Africatel amounting to Euro 13 million related to a share capital reduction undertaken by this company.

14.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 March 2012 and 31 December 2011 and transactions occurred during the three month periods ended 31 March 2012 and 2011 between Portugal Telecom and associated companies and jointly controlled entities are as follows:

(i)             Accounts receivable from Unitel as at 31 March 2012 and 31 December 2011 include basically dividends receivable from this associated company.

(i)        This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)     The reduction in costs with Páginas Amarelas reflects primarily the decline in the directories business.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•             Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•             Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•             Roaming agreements entered into with Unitel; and

•             Call centre services provided by Contax to Oi.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits and short-term investments made by the Company in those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the three months period ended 31 March 2012 and balances as at 31 March 2012 between Portugal Telecom and its major shareholders are as follows (including VAT):

(i)        Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 March 2012, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 42 million, Euro 79 million and Euro 64 million, respectively.

c) Other

During the three month periods ended 31 March 2012 and 2011, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 1.12 million and Euro 0.96 million, respectively, an increase explained primarily by the change in the Executive Committee from 5 to 7 executive board members in April 2011.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment is deferred for a period of 3 years. In the three month periods ended 31 March 2012 and 2011, there were no payments related to the AVR and VRMT. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the three months period ended 31 March 2012 a total fixed compensation of R$ 0.51 million (Euro 0.22 million), which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 31 March 2012, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefits in place.

During the three month periods ended 31 March 2012 and 2011, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 1.1 million and Euro 1.2 million, respectively, and there were no payments of variable remunerations.

15.           Subsequent events

On 9 April 2012, in connection with the Corporate Reorganization of the Oi Group (Note 1), Oi, S.A. paid a total consideration of R$ 2.0 billion related to the exercise of withdrawal rights by shareholders entitled to such. On that same date, Oi, S.A. paid R$ 762 million to its former non-controlling shareholders prior to the mergers, related to the distribution of redeemable shares, as had already been approved in 2011.

On 13 April 2012, Moody’s reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Ba1 to Ba2, with negative outlook.

On 17 April 2012, Oi announced its dividend policy for the period 2012-2015 (fiscal years 2011-2014), which consists on the payment of a R$ 2.0 billion dividend for each of the fiscal years between 2011 and 2014. The dividend policy also includes the payment of an interim dividend amounting to 50% of total dividend in each year. The first interim dividend will be paid in August 2012. This dividend policy is subject to market conditions, financial stability of Oi and applicable regulatory and legal dispositions. The announced dividend policy is conditional upon a maximum net debt to EBITDA ratio of 3.0x, including the dividends to be paid for the purpose of this computation. According to this dividend policy, Portugal Telecom received in May 2012 R$ 311 million (approximately Euro 123 million) related to the 2011 fiscal year and corresponding to its direct shareholding in Oi S.A. (15.5% direct stake) and expects to receive in the second half of 2012 an additional amount of R$ 155 million (approximately Euro 61 million) related to the interim dividend of the 2012 fiscal year.

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.
NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.
Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.